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November 30, 2023

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Allspring Multi-Sector Income Fund – File No. 811-21331

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Allspring Multi-Sector Income Fund (the “Fund”):  (i) a copy of the joint insured fidelity bond (including seven excess bonds) to which the Fund is a named insured; (ii) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the Fund approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Fund; and (iii) a copy of the agreement between the Fund and the other named insureds entered into pursuant to paragraph (f) of the rule.

In addition, the Fund states that the following represents the amount of the single insured bond which it would have had to provide and maintain had it not been named as an insured under the joint insured bond:

Allspring Multi-Sector Income Fund - $750,000

Pursuant to the rule, the above amount is based on gross assets at the end of the most recent fiscal quarter prior to the date of determination.  The premiums for the period commencing September 1, 2023 to September 1, 2024 have been paid.

Sincerely,

Johanne Castro
Assistant Secretary